MDS Nordion
    Science Advancing Health



October 23, 1998



Food Technology Service, Inc.
502 Prairie Mine Road
Mulberry, Florida, 33860
U.S.A.

RE:  Fleet National Bank Guarantee

Dear Pete:

This letter confirms Food Technology Service, Inc.'s ("FTSI") agreement to repay to MDS Nordion Inc. ("Nordion") upon demand, all sums including interest or penalties paid by Nordion to Fleet National Bank or other financial institution (the "Bank"), from time to time, under the guarantee provided to the Bank by Nordion, with respect to the line of credit in favour of FTSI. Prior to each draw upon the line of credit, FTSI shall first obtain Nordion's prior written consent.

All outstanding amounts owed by FTSI to Nordion pursuant to such guarantee will accrue interest at the Barnett Bank (Florida), U.S. prime interest rate in effect from time to time, plus 1% and shall be subject to previous arrangements with respect to security for repayment of FTSI indebtedness to Nordion. FTSI further agrees that any amount and any accrued interest hereunder owing to Nordion is convertible at Nordion's option into common stock of FTSI at 70% of the closing price on the last trade date prior to exercise of the conversion right of Nordion. FTSI further agrees to pay a standby fee annually to Nordion in the amount of .1% of the maximum amount guaranteed (currently $300,000 US).

Yours very truly,

MDS NORDION INC.


by:

The foregoing is acknowledged and agreed this 26th day of October 1998.

FOOD TECHNOLOGY SERVICE, INC.


by:
     Pete Ellis, President & CEO

cc:  Ben Butler
     Brian Gilhooly
     Mike Thomas